Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Delivers Strong First Quarter Results with 17.5% Y-o-Y Revenue Growth

Continues its Strategy for Profitable Growth

Achieves Highest Ever Company Cash Level of $85.3 Million

TEL AVIV, Israel – May 15, 2024 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights:

●	Total revenues for the first quarter were $14.1 million, compared to $12.0 million in the first quarter of 2023, 17.5% year-over-year growth.

●	GAAP net income for the first quarter was $0.8 million, or $0.05 per diluted share, compared to $0.6 million, or $0.04 per diluted share, for the first quarter of 2023.

●	Non-GAAP net income for the period was $2.8 million, or $0.18 per diluted share, compared to $1.8 million, or $0.12 per diluted share, for the first quarter of 2023.

●	As of March 31, 2024, the Company had cash, cash equivalents, and short-term bank deposits of $85.3 million and no debt, ending the quarter with its highest-ever cash levels.

Management Comments:

Hilik Itman, RADCOM’s Interim Chief Executive Officer, commented on the results: “We continued our positive momentum from 2023 into 2024 with a revenue increase of 17.5%, a nineteenth consecutive quarter of year-over-year growth. Thanks to our strong execution and careful expense management, we continued delivering profitable growth and generated positive cash flow, reaching a new milestone totaling $85.3 million.”

Mr. Itman continued, “We have renewed our multi-year contract with Rakuten Mobile, extending our collaboration and strengthening our partnership with this innovative operator in Japan as announced last month. This contract extension includes advanced artificial intelligence (AI)- powered analytics, enabling Rakuten Mobile to drive efficient, automated network operations for its nationwide rollout.”

He added, “Also, a U.S. telecom operator has extended its contract to use RADCOM ACE. As part of this contract extension, RADCOM ACE will be hosted and accessed on Amazon Web Services as Software-as-a-Service.”

Mr. Itman concluded, “Based on our current visibility, sales engagements, and overall market opportunity, we remain well-positioned to deliver on our customer commitments, drive the business forward to deliver a fifth consecutive year of revenue growth, and increase our profitability.

This gives us the confidence to raise the lower end of our 2024 revenue guidance to $57 - $60 million (from $56 to $60 million).

Earnings Conference Call

RADCOM’s management will hold an interactive conference call on the same day at 8:00 AM Eastern Time (3:00 PM Israel Daylight Time) to discuss the results and answer participants’ questions. To join the interactive call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

A live webcast of the presentation will be available at https://veidan.activetrail.biz/radcomq1-2024. The webcast will be archived for 90 days following the live presentation.

For those unable to listen to the call, a replay will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses), acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2024 revenue guidance and expectations regarding delivering on customer commitments, driving the business forward to deliver revenue growth, and increasing profitability, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2024	2023
Revenues	$14,123	$12,023
Cost of revenues	3,751	3,348
Gross profit	10,372	8,675
Research and development, gross	4,593	4,769
Less - royalty-bearing participation	209	262
Research and development, net	4,384	4,507
Sales and marketing	4,285	3,313
General and administrative	2,013	1,229
Total operating expenses	10,682	9,049
Operating loss	(310)	(374)
Financial income, net	1,105	1,026
Income before taxes on income	795	652
Taxes on income	(33)	(31)

Net income	$762	$621

Basic and diluted net income per ordinary share	$0.05	$0.04

Weighted average number of ordinary shares used in computing basic net income per ordinary share	15,427,514	14,891,425

Weighted average number of ordinary shares used in computing diluted net income per ordinary share	15,866,910	15,569,410

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2024	2023
GAAP gross profit	$10,372	$8,675
Stock-based compensation	84	89
Amortization of intangible assets	56	-
Non-GAAP gross profit	$10,512	$8,764

GAAP research and development, net	$4,384	$4,507
Stock-based compensation	537	545
Non-GAAP research and development, net	$3,847	$3,962

GAAP sales and marketing	$4,285	$3,313
Stock-based compensation	504	308
Amortization of intangible assets	29	-
Non-GAAP sales and marketing	$3,752	$3,005

GAAP general and administrative	$2,013	$1,229
Stock-based compensation	839	265
Non-GAAP general and administrative	$1,174	$964

GAAP total operating expenses	$10,682	$9,049
Stock-based compensation	1,880	1,118
Amortization of intangible assets	29	-
Non-GAAP total operating expenses	$8,773	$7,931

GAAP operating loss	$(310)	$(374)
Stock-based compensation	1,964	1,207
Amortization of intangible assets	85	-
Non-GAAP operating income	$1,739	$833

GAAP income before taxes on income	$795	$652
Stock-based compensation	1,964	1,207
Amortization of intangible assets	85	-
Financial expenses	37	-
Non-GAAP income before taxes on income	$2,881	$1,859

GAAP net income	$762	$621
Stock-based compensation	1,964	1,207
Amortization of intangible assets	85	-
Financial expenses	37	-
Non-GAAP net income	$2,848	$1,828

GAAP net income per diluted share	$0.05	$0.04
Stock-based compensation	0.12	0.08
Amortization of intangible assets	0.01	-
Financial expenses	(*)	-
Non-GAAP net income per diluted share	$0.18	$0.12

Weighted average number of shares used to compute diluted net income per share	15,866,910	15,569,410

(*)	Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2024	December 31, 2023
Current Assets
Cash and cash equivalents	$8,139	$10,892
Short-term bank deposits	77,126	71,273
Trade receivables, net	14,829	13,412
Inventories	975	246
Other accounts receivable and prepaid expenses	1,469	1,592
Total Current Assets	102,538	97,415

Non-Current Assets
Severance pay fund	3,118	3,142
Other long-term receivables	1,209	1,573
Property and equipment, net	787	798
Operating lease right-of-use assets	1,373	1,651
Goodwill and intangible assets, net	2,865	2,950
Total Non-Current Assets	9,352	10,114
Total Assets	$111,890	$107,529

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$3,677	$2,640
Deferred revenues and advances from customers	2,986	1,469
Employee and payroll accruals	4,911	5,400
Operating lease liabilities	838	1,062
Other liabilities and accrued expenses	9,213	9,540
Total Current Liabilities	21,625	20,111

Non-Current Liabilities
Accrued severance pay	3,780	3,728
Operating lease liabilities	490	561
Other liabilities and accrued expenses	671	638
Total Non-Current Liabilities	4,941	4,927
Total Liabilities	$26,566	$25,038

Shareholders’ Equity
Share capital	$747	$736
Additional paid-in capital	156,651	154,697
Accumulated other comprehensive loss	(2,924)	(3,030)
Accumulated deficit	(69,150)	(69,912)
Total Shareholders’ Equity	85,324	82,491
Total Liabilities and Shareholders’ Equity	$111,890	$107,529